UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-12080

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Post Properties, Inc

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits and the supplemental schedule for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

Atlanta, Georgia

June 23, 2011

POST PROPERTIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Investments, at fair value
Mutual funds	$22,264,829	$21,048,210
Common collective trust	3,089,780	2,711,396
Employer securities	3,247,869	1,422,229

TOTAL INVESTMENTS	28,602,478	25,181,835

Receivables
Notes receivable from participants	819,128	729,637
Employer contribution receivable	654,525	700,006

TOTAL RECEIVABLES	1,473,653	1,429,643

TOTAL ASSETS	30,076,131	26,611,478

Excess contributions payable to plan participants	(11,600)	(36,377)

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	30,064,531	26,575,101
Adjustments from fair value to contract value for fully benefit-responsive investments (common collective trust)	(66,382)	(4,306)

NET ASSETS AVAILABLE FOR BENEFITS	$29,998,149	$26,570,795

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Contributions
Employer	$675,172
Participants	1,919,925
Rollover	8,432

TOTAL CONTRIBUTIONS	2,603,529

Investment income
Interest and dividends	424,310
Net appreciation in fair value of investments	3,945,194

TOTAL INVESTMENT INCOME	4,369,504

Interest income from notes receivable	40,936

TOTAL ADDITIONS	7,013,969

Deductions from net assets attributed to
Benefits paid to participants	3,560,300
Forfeitures used to offset employer contribution	22,190
Fees and expenses	4,125

TOTAL DEDUCTIONS	3,586,615

NET INCREASE	3,427,354
Net Assets Available for Benefits at Beginning of Year	26,570,795

Net Assets Available for Benefits at End of Year	$29,998,149

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute a percentage, up to 100%, of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc.’s (the “Company” and “Plan Sponsor”) matching contributions are discretionary and currently the Company matches 50% of employee deferrals up to 6% of eligible compensation. The Company may make additional discretionary contributions, although to date it has not chosen to do so. Company contributions allocable to each participant were made in Company common stock. Subsequent to the Company stock contributions, Plan participants have the option of transferring such investment to other investment funds offered by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts: Each participant’s account is credited (charged) with the participant’s contribution and allocations of (1) the Company’s contributions and (2) Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of mutual funds, a common collective trust and a Company stock fund. See additional disclosures in Note 3 concerning the Company stock investments.

Voting Rights: Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted proportionately in accordance with instructions received from other participants in the Plan.

Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year. Participants are fully vested after five years.

Notes receivable from participants: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25% and have a definite repayment period, not to exceed five years except in the case of the purchase of a residence. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a portion of that vested interest.

Participants may withdraw up to 100% of their rollover account at any time. Participants may withdraw up to 100% of their employee deferrals and 100% of their vested matching and employer discretionary contributions at any time after attaining age 59  1/2.

Account balances under $1,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Administrative Expenses: Other than participant loan origination fees, all usual and reasonable costs of administering the Plan are paid by the Company.

Excess Contributions Payable: The Plan failed the Actual Deferral Percentage (ADP) discrimination test for 2010 and 2009. The Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $11,600 and $36,377 for 2010 and 2009, respectively, and are included as a liability in the statements of net

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2010 of $654,525 is net of the 2010 forfeitures of $22,190. Forfeitures of $38,958 related to 2009 were used to reduce amounts actually contributed by the Company during 2010. There were no additional forfeitures for future use at December 31, 2010 or 2009.

NOTE 2 — ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for investments in fully benefit responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the common collective trust, Diversified Pooled Stable Value Fund, which has investments in fully benefit-responsive investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates: The preparation of the financial statements in conformity with the accrual basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. Interest income related to notes receivable has been reclassified to interest income from notes receivable.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon terms of the plan document.

Payments of Benefits: Benefits are recorded when paid.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 3 — INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets as of December 31:

	2010	2009
Columbia Acorn Fund	$3,831,543	$2,706,343
Post Properties, Inc. Common Stock Fund	3,247,869	1,422,229
Diversified Pooled Stable Value Fund, at contract value (fair value of $3,089,780 and $2,711,396, respectively)	3,023,398	2,707,090
Vanguard 500 Index Fund	2,430,647	2,380,327
MFS Total Return Fund	2,377,033	2,407,515
Goldman Sachs Large Cap Value Fund	2,308,814	2,260,213
PIMCO Total Return Admin Fund	1,901,017	1,652,955
American Funds Capital World Growth & Income Fund	1,704,409	1,840,450
American Funds Growth Fund of America Fund	1,604,201	1,515,000

Net appreciation in fair value of investments for the year ended December 31, 2010 is comprised of:

Mutual funds	$2,348,165
Common collective trust	58,485
Post Properties, Inc. common stock	1,538,544

$3,945,194

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

The Plan’s investment option related to Company common stock consists of the ownership of a common stock fund administered by Diversified Investment Advisors, Inc. The Company common stock fund consists of investments in Company common stock and cash. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment plus any dividends paid on the Company common stock are reinvested into the fund. The cash component generally represents approximately 2% to 4% of the total fund and provides the fund liquidity for participant redemptions.

The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2010, the fund held 313,949 units at a unit value of approximately $10.35. The fund balance of $3,247,869 is comprised of 86,951 shares of Company common stock valued at $3,156,336, cash investments of $74,382, and dividends, interest and other receivables of $17,151. At December 31, 2009, the fund held 257,696 units at a unit value of approximately $5.52. The fund balance of $1,422,229 was comprised of 69,711 shares of Company common stock valued at $1,366,343, cash investments of $27,649, and dividends, interest and other receivables of $28,237.

Information about the net assets and significant components of the changes in net assets relating to the Company’s common stock is as follows as of December 31:

	2010	2009
Net Assets:
Post Properties, Inc. Common Stock Fund	$3,247,869	$1,422,229

Change in Net Assets:
Contributions	$768,124	$31,988
Dividends and interest	73,026	56,591
Net appreciation in fair value	1,538,544	207,017
Distributions to participants	(265,761)	(88,137)
Transfers to other investments	(288,293)	(38,784)

	$1,825,640	$168,675

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 4 — FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements.) The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

• Level 1 – Quoted prices in active markets for identical investments.

• Level 2 – Inputs other than quoted prices that are observable for the investments, either directly or indirectly.

• Level 3 – Unobservable inputs for the investments.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds: Valued at quoted market value, net asset value (NAV), of shares held by the plan at year end.

Common Collective Trust: Valued at a daily calculated unit NAV, which is an observable input.

Employer Securities: Valued based on the quoted market price at year end of Post Properties, Inc. common stock.

The following table presents the Plan’s investments reported at fair market value and the related level in the fair value hierarchy as defined by FASB ASC 820 used to measure those investments at December 31:

	Fair value measurements as of December 31, 2010
Investments	Total	Level 1	Level 2	Level 3
Mutual Funds	$22,264,829	$22,264,829	$—	$—
Common collective trust	3,089,780	—	3,089,780	—
Employer securities	3,247,869	3,247,869	—	—

	Fair value measurements as of December 31, 2009
Investments	Total	Level 1	Level 2	Level 3
Mutual Funds	$21,048,210	$21,048,210	$—	$—
Common collective trust	2,711,396	—	2,711,396	—
Employer securities	1,422,229	1,422,229	—	—

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2011 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has not been amended since receiving the determination letter. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

As discussed above, the Plan held 313,949 units in the Company common stock fund at December 31, 2010 with a fair value of $3,247,869. At December 31, 2009, the Plan held 257,696 units in the Company common stock fund with a fair value of $1,422,229.

Certain Plan investments are shares of a collective trust sponsored by Massachusetts Fidelity Trust Company, an affiliate of Diversified Investment Advisors, Inc., the Plan’s record keeper. As a result, these transactions qualified as party-in-interest transactions. In addition, Diversified Investment Advisors, Inc. utilizes the services of State Street Bank & Trust Company as custodian and trustee for the remaining investments in the Plan.

NOTE 7 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$29,998,149	$26,570,795
Excess contributions payable to Plan participants	11,600	36,377

Net assets available for benefits per the Form 5500	$30,009,749	$26,607,172

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$3,427,354
Less: 2009 Excess contributions payable to Plan participants	(36,377)
Add: 2010 Excess contributions payable to Plan participants	11,600

Increase in net assets available for benefits per the Form 5500	$3,402,577

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN

EIN #56-1550675

PLAN #002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	State Street Bank & Trust Company	Cash Reserve Account	$22,190
		Columbia Acorn Fund, 131,037 shares	3,831,543
		Vanguard 500 Index Fund, 25,403 shares	2,430,647
		MFS Total Return Fund, 168,583 shares	2,377,033
		Goldman Sachs Large Cap Value Fund, 195,828 shares	2,308,814
		PIMCO Total Return Admin Fund, 175,208 shares	1,901,017
		American Funds Capital World Growth & Income Fund, 47,957 shares	1,704,409
		American Funds Growth Fund of America Fund, 53,509 shares	1,604,201
		American Funds EuroPacific Growth Fund, 28,917 shares	1,174,933
		Victory Diversified Stock Fund, 56,592 shares	883,408
		Black Rock LifePath 2030 Fund. 54,288 shares	794,244
		Black Rock LifePath 2040 Fund. 38,986 shares	693,187
		Goldman Sachs Mid Cap Value Fund, 17,572 shares	630,869
		Allianz NFJ Small Cap Fund. 14,843 Shares	423,633
		Invesco Real Estate Fund, 16,444 shares	352,744
		Black Rock LifePath 2020 Fund. 21,123 shares	336,279
		Black Rock LifePath Retirement Fund. 23,053 shares	266,273
		Vanguard Treasury Money Market Fund, 203,093 shares	203,093
		Black Rock LifePath 2050 Fund. 8,886 shares	165,199
		Oppenheimer Developing Markets Fund, 1,910 shares	68,907
		Black Rock Inflation Protected Bond Fund. 5,073 shares	55,250
		Black Rock Small Cap Growth Fund. 1,539 shares	36,956

		Mutual Fund Total	22,264,829
*	Diversified Investment Advisors, Inc.	Diversified Pooled Stable Value Fund, 169,218 shares at contract value (fair value of $3,089,780)	3,023,398
**	Post Properties, Inc.	Common stock fund, 313,949 units	3,247,869
*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 4.25% to 9.25%	819,128

	TOTAL (fair value of $29,421,606)		$29,355,224

* – Indicates party-in-interest to the Plan

** – All investments in Post Properties, Inc. common stock, a party-in-interest, are Participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2011	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Linda J. Ricklef
Linda J. Ricklef
Senior Vice President of Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Gifford, Hillegass and Ingwersen, LLP